July 17, 2024

Marc T. Pangburn
Chief Financial Officer and Executive Vice President
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
One Park Place
Suite 200
Annapolis, Maryland 21401

       Re: Hannon Armstrong Sustainable Infrastructure Capital, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 16, 2024
           File No. 001-35877
Dear Marc T. Pangburn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction